UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

White Electronic Designs Corporation

(Name of Issuer)

Common Stock, $0.10 stated value per share

(Title of Class of Securities)

963801105

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus	Caiman Partners L.P. 5506 Worsham Court Windermere, FL 34786 Attention: Mr. Brian Kahn

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box./   /. (See explanatory note to this Schedule 13D)

CUSIP No. 963801105	13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,261 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 364,261 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,261 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,556 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 642,556 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,556 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,184 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 420,184 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,184 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 963801105	13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,817 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,817 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,817 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 963801105	13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 420,184 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 420,184 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,184 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 963801105	13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,427,001 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,427,001 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,001 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 963801105	13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,427,001 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,427,001 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,427,001 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 963801105	13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caiman Partners, L.P. 20-0187100
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caiman Capital GP, L.P. 20-0187123
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 963801105	13D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Caiman Capital Management, LLC 27-0066404
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 963801105	13D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Brian Kahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,700 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 803,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,700 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 963801105	13D	Page 13 of 24 Pages

Explanatory Note

The beneficial ownership of certain of the shares of the Issuer’s common stock to which this Schedule 13D relates were previously reported by the Wynnefield Reporting Persons (as defined herein) on a Schedule 13D filed with the Securities and Exchange Commission on September 3, 2008, as amended by Amendment No. 1 filed on September 4, 2008, as amended by Amendment No. 2 filed on September 29, 2008, as amended by Amendment No. 3 filed on October 20, 2008, and as amended by Amendment No. 4 filed on November 3, 2008.

Item 1.  Security and Issuer.

This Schedule 13D (the “Statement”) relates to the shares of common stock, $0.10 stated value per share (the “Common Shares”) of White Electronic Designs Corporation (the “Issuer”), whose principal executive offices are located at 3601 East University Dr., Phoenix, Arizona 85034.

Item 2. Identity and Background.

This Statement is filed by the Wynnefield Reporting Persons and the Caiman Reporting Persons (collectively, the “Reporting Persons”).

(1)	Wynnefield Reporting Persons.

(a), (b), (c) and (f). The “Wynnefield Reporting Persons” are Wynnefield Partners Small Cap Value, L.P. (“Wynnefield Partners”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Wynnefield Offshore”), Wynnefield Partners Small Cap Value, L.P. I (“Wynnefield Partners I”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”) and Nelson Obus and Joshua H. Landes. The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or shareholders).

         WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua H. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of Wynnefield Offshore, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

            The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 963801105	13D	Page 14 of 24 Pages

(2)	Caiman Reporting Persons.

(a), (b), (c) and (f). The “Caiman Reporting Persons” are Caiman Partners, L.P. (“Caiman Partners”), Caiman Capital GP, L.P. (“Caiman Capital”), Caiman Capital Management, LLC (“Caiman Management”) and Brian Kahn. The Caiman Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or shareholders).

Caiman Capital, is a limited partnership organized under the laws of the State of Delaware, is the general partner of Caiman Partners, a limited partnership organized under the laws of the State of Delaware. Caiman Management, a limited liability company organized under the laws of the State of Delaware is the general partner of Caiman Capital. Brian Kahn is the managing member of Caiman Management. Mr. Kahn is a citizen of the United States of America.

            The business address of the Caiman Reporting Persons is 5506 Worsham Court,Windermere, Florida 34786.

 (d) and (e). During the last five years, none of the Caiman Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

(1)	Wynnefield Reporting Persons.

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $7,121,447.80 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially owns such securities.

(2)	Caiman Reporting Persons.

The securities reported in this Statement as directly beneficially owned by the Caiman Reporting Persons were acquired with funds of approximately $3,215,162.00 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Caiman Reporting Persons who directly beneficially owns such securities.

CUSIP No. 963801105	13D	Page 15 of 24 Pages

Item 4. Purpose of Transaction.

The Reporting Persons currently intend to conduct a proxy solicitation seeking to elect five director candidates (the “Director Nominees”) to fill the four seats up for re-election at the Issuer’s annual meeting of shareholders to be held in calendar year 2009 (the “Annual Meeting”), plus the one vacancy currently existing on the Issuer’s Board of Directors (the “Board”).

Wynnefield Capital, on behalf of the Wynnefield Reporting Persons, and Caiman Partners, on behalf of the Caiman Reporting Persons, delivered a letter to the Issuer dated December 9, 2008 (the “Nomination Letter”) notifying the Issuer that the Reporting Persons intend to appear at the Annual Meeting and any adjournments or postponements thereof, in person or by proxy, to nominate and seek to elect the Director Nominees.  The five individuals named as Director Nominees in the Nomination Letter are as follows: (i) William H. Alderman; (ii) Jon C. Biro; (iii) Keith Butler; (iv) Brian Kahn, one of the Reporting Persons; and (v) Melvin L. Keating.   Biographical information with respect to each Director Nominee is set forth in Exhibit 1 to this Statement.

The Reporting Persons believe that a proxy solicitation seeking to elect the Director Nominees is necessary because, as discussed below, the current Board is not acting, and, given their history of failed strategic initiatives, will not act, in what the Reporting Persons believe to be in the best interests of all of the Issuer’s shareholders to aggressively, transparently and with dispatch, evaluate strategic alternatives available to the Issuer to maximize shareholder value.

Under the watch of the current Board, the Issuer’s Common Shares have significantly underperformed its peers in the NASDAQ Composite index and the S&P Aerospace & Defense index, falling 76.4% since September 16, 2003, as compared to a fall of 16.7% and a rise of 62.9%, respectively, demonstrating that poor performance is specific in large measure to the Issuer and not soley an industry-wide or market related problem. Meanwhile, during a period when defense-oriented companies similar to the Issuer have received substantial acquisition premiums, the Issuer conducted a flawed, time consuming and failed sales process that excluded many logical strategic buyers.

On August 28, 2008, the Issuer announced that it had formed a special committee to review all strategic alternatives available to it. In March 2008, however, the Issuer also announced it was evaluating strategic alternatives. According to an Issuer press release dated August 28, 2008, as a special committee of directors was first appointed in August 2008, apparently the responsibility of the strategic review commenced by the Issuer in March 2008 was delegated by the Board to former CEO, Hamid Shokragozar.

On September 25, 2008, Mr. Kahn, offered, solely on behalf of Kahn Capital Management (“KCM”), an affiliate of the Caiman Reporting Persons, to acquire all of the Issuer’s outstanding Common Shares at a purchase price of $6.05 per share, which represented approximately a 28% premium over its closing price on September 24, 2008.  Mr. Kahn believed that the all cash, fully financed offer represented significant value for all of the Issuer’s shareholders and, as such, despite the Board’s history of structurally flawed reviews of strategic alternatives, expected the Board, or its strategic review committee, to engage KCM in a bona fide, meaningful discussion to further explore this offer.  However, neither the Board nor its newly formed strategic review committee ever responded to KCM’s offer or publicly disclosed the offer in an effort to elicit other offers, which would result in the Issuer’s shareholders receiving more than $6.05 per share.  After two months of silence from the Board and its special committee, on November 26, 2008, KCM sent a letter notifying the Issuer that it was withdrawing its $6.05 per share offer to acquire all of the Issuer’s outstanding Common Shares effective immediately.

CUSIP No. 963801105	13D	Page 16 of 24 Pages

The Issuer’s unwillingness to even engage in a dialogue regarding KCM’s $6.05 per share offer, which represented approximately a 70% premium over the closing price of the Common Shares on November 26, 2008, the date the offer was withdrawn, raises significant doubt in the minds of the Reporting Persons as to whether the Board and its strategic review committee are acting in the best interests of the shareholders and truly conducting a bona fide evaluation of all possible strategic alternatives or merely going through the motions of a strategic review, similar to the flawed and failed process that took place between March 2008 and the formation of the special committee in August 2008.

The Reporting Persons are not seeking to gain control of the Board in an effort to cause it to necessarily enter into a transaction to sell the Issuer. The Director Nominees are eminently qualified to operate the Issuer, should they determine that such course is in the best interest of shareholders. The Reporting Persons understand that if the Director Nominees are elected, each of them will have an obligation under Indiana law to discharge their respective duties in good faith, consistent with their fiduciary duties to the Issuer and all shareholders.  We anticipate that if the Director Nominees are elected, they would act with dispatch to establish an end date to a strategic review process that is transparent, bona fide, fair and robust, and truly conducted in a manner designed to maximize shareholder value.   The Reporting Persons’ believe the Director Nominees will do a better job of ensuring that the interests of all of the Issuer’s shareholder are being best served.

Over the past several months, the Wynnefield Reporting Persons have repeatedly called for the Board to take proactive measures to protect the shareholders from another failed strategic evaluation process, which included public disclosure of a specific deadline for the Board’s strategic review committee to complete its analysis and publicly present its recommendations to the Board and shareholders.  The Wynnefield Reporting Persons also asked the Board not to divert its energy and focus, nor further risk the Issuer’s cash and shareholders’ equity on a search to find a new CEO to replace former CEO Hamid Shokragozar until the strategic review committee has completed its review of strategic alternatives available to the Issuer.    Lastly, in response to a letter from Mr. Kahn to the Board seeking to be named to the Board, the Wynnefield Reporting Persons independently endorsed the appointment of Mr. Brian Kahn of KCM, as a director to fill the vacancy on the Board created by the resignation of Mr. Shokragozar, and to also serve as a member of the strategic committee.  The Wynnefield Reporting Persons believe that Mr. Kahn’s extensive and successful experience in capital transactions, electronics, contract manufacturing and defense businesses, as well as the fact that he is a significant shareholder of the Company, would provide the Issuer’s outside shareholders with a much needed voice on the Board to express their concerns and objectives, which would ultimately facilitate the Issuer’s efforts to enhance shareholder value.  Unfortunately, the Issuer ignored most suggestions made by the Wynnefield Reporting Persons.

The Reporting Persons beneficially own approximately 9.9% of the Issuer’s Common Shares.  The Issuer’s current Board owns approximately 3.5% of the Issuer’s voting Common Shares.  The Reporting Persons do not believe that the interests of the current directors are sufficiently aligned with the interests of the Issuer’s outside shareholders.  As a result, under the watch of the current Board, the Issuer’s shareholders have suffered significant diminution in value of their shares, while the Issuer has engaged in:

▪	An unsuccessful and wasteful acquisition strategy resulting in significant impairment of the Issuer’s assets acquired under such strategy.

▪	Poor financial performance during a period of tremendous demand for military products.

▪
A flawed, time consuming and failed initial portion of a strategic process apparently initially conducted in the spring/summer of 2008 by Mr. Shokragozar, the Issuer’s former CEO, that excluded many logical industry buyers, at a time when defense-oriented companies similar to the Issuer have received substantial acquisition premiums.

CUSIP No. 963801105	13D	Page 17 of 24 Pages

Consequently, in light of the Issuer’s failure to respond to KCM’s cash offer and a track record of destroying shareholder value, the Reporting Persons have determined that the current Board is unwilling or incapable to act in the best interests of the Issuer’s shareholders or fulfill their fiduciary duties.  They are therefore seeking to reconstitute the Board with five highly qualified Director Nominees that will act decisively in the best interest of all of the Issuer’s shareholders.

On December 8, 2008, Wynnefield Capital, on behalf of the Wynnefield Reporting Persons, and Caiman Partners, on behalf of the Kahn Reporting Persons, entered into a written voting agreement (the “Agreement”) forming a group under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consisting of the Reporting Persons.

Under the Agreement, each of the Reporting Persons has agreed to attend the Annual Meeting in person or by proxy, such that all Common Shares beneficially owned by such Reporting Persons are represented at the Annual Meeting, and to vote such Common Shares at the Annual Meeting, in person or by proxy, in favor of the election of the Director Nominees, and to vote as set forth in the Agreement with respect to other actions.

If the Reporting Persons’ Director Nominees receive the affirmative vote of a plurality of the Common Shares present in person or represented by proxy at the Annual Meeting, provided a quorum exists, the five Director Nominees proposed by the Reporting Persons would be elected and constitute five of the six directors comprising the entire Board. In the event the Issuer purports to increase the number of directors serving on the Board or otherwise increases the number of directors to be elected at the Annual Meeting, the Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer's shareholders shall vote on at the Annual Meeting.

Pursuant to the rules of the Securities and Exchange Commission promulgated under the Exchange Act, the Reporting Persons are deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by each member of the Reporting Persons. None of the members of the Reporting Persons purchased any additional Common Shares in connection with the Agreement. Each of the Reporting Persons disclaims beneficial ownership of (except as provided in the Agreement) and any pecuniary interest in, any of the Issuer’s Common Shares controlled or beneficially owned by the other Reporting Persons.  The description of the Agreement in this Statement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed with this Statement as Exhibit 2.

The Reporting Persons and others met prior to December 8, 2008 to discuss the transactions contemplated by the matters described in this Item 4, but no agreement was reached among the Reporting Persons to conduct a proxy solicitation seeking to elect the Director Nominees, and no group was formed under the Exchange Act, until December 8, 2008.

CUSIP No. 963801105	13D	Page 18 of 24 Pages

Other than as set forth in this Item 4, none of the Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Statement. The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis, and to the extent permitted by law, and may seek to engage in discussions with other shareholders and/or with management and the Board concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to any obligations set forth in the Agreement,  in the future take such actions with respect to their respective investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

As of December 8, 2008, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 2,230,701 of the Common Shares, representing approximately 9.9% of the outstanding Common Shares (the percentage of shares owned being based upon 22,435,280 Common Shares outstanding as of August 4, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended June 28, 2008, filed with the Securities and Exchange Commission on August 7, 2008).  The Wynnefield Reporting Persons and the Caiman Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Shares held by each of the other Reporting Persons.  Additionally, each of the Wynnefield Reporting Persons and the Caiman Reporting Persons disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.

(1)	Wynnefield Reporting Persons.

 (a)-(c). As of December 8, 2008, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,427,001 Common Shares, constituting approximately 6.4% of the outstanding shares of Common Shares (the percentage of shares owned being based upon 22,435,280 Common Shares outstanding as of August 4, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended June 28, 2008, filed with the Securities and Exchange Commission on August 7, 2008).  The following table sets forth certain information with respect to Common Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Wynnefield Partners	364,261	1.6%
Wynnefield Partners I	642,556	2.9%
Wynnefield Offshore	420,184	1.9%

WCM is the sole general partner of the Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners, has the sole power to direct the voting and disposition of the Common Shares that Wynnefield Partners and Wynnefield Partners I beneficially own.  Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that WCM may be deemed to beneficially own.

CUSIP No. 963801105	13D	Page 19 of 24 Pages

Each of Messrs. Obus and Landes, as co-managing members of WCM, shares with the other the power to direct the voting and disposition of the Common Shares that WCM may be deemed to beneficially own.  WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Wynnefield Offshore beneficially owns.

WCI as the sole investment manager of Wynnefield Offshore has the sole power to direct the voting and disposition of the Common Shares that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as executive officers of WCI, shares with the other the power to direct the voting and disposition of the Common Shares that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,427,001 Common Shares, constituting approximately 6.4% of the outstanding Common Shares (the percentage of shares owned being based upon 22,435,280 Common Shares outstanding as of August 4, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended June 28, 2008, filed with the Securities and Exchange Commission on August 7, 2008).

            The filing of this Statement and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission by any of the Wynnefield Reporting Persons that a “group” exists or that any of the Wynnefield Reporting Persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the Common Shares owned by the other Wynnefield Reporting Persons.

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Statement, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares.

CUSIP No. 963801105	13D	Page 20 of 24 Pages

The Wynnefield Reporting Persons have made the following purchase of the Common Shares during the last 60 days in open market broker’s transactions (prices do not include brokerage commissions):

Name	Date	Number of Shares	Price Per Share

Wynnefield Partners I	November 25, 2008	7,500	$3.20

Wynnefield Partners I	November 24, 2008	12,000	$3.40

Wynnefield Partners I	November 13, 2008	4,400	$3.25

Wynnefield Partners I	November 12, 2008	10,000	$3.45

Wynnefield Partners I	November 3, 2008	7,800	$3.93

Wynnefield Partners I	October 21, 2008	16,800	$3.50

Wynnefield Partners I	October 17, 2008	10,000	$3.55

Wynnefield Partners Offshore	November 25, 2008	7,000	$3.20

Wynnefield Partners Offshore	November 3, 2008	6,500	$3.93

Wynnefield Partners Offshore	October 21, 2008	12,000	$3.50

Wynnefield Partners	November 25, 2008	5,500	$3.20

Wynnefield Partners	November 24, 2008	8,000	$3.40

Wynnefield Partners	November 13, 2008	3,200	$3.25

Wynnefield Partners	November 3, 2008	5,700	$3.93

Wynnefield Partners	October 21, 2008	11,200	$3.50

Wynnefield Partners	October 10, 2008	3,300	$3.75

(d) and (e). Not Applicable.

CUSIP No. 963801105	13D	Page 21 of 24 Pages

(2)	Caiman Reporting Persons.

(a)-(c). As of December 8, 2008, the Caiman Reporting Persons beneficially owned in the aggregate 803,700 Common Shares, constituting approximately 3.6% of the outstanding shares of Common Shares (the percentage of shares owned being based upon 22,435,280 Common Shares outstanding as of August 4, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended June 28, 2008, filed with the Securities and Exchange Commission on August 7, 2008).  The following table sets forth certain information with respect to Common Shares directly beneficially owned by the Caiman Reporting Persons listed below:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Caiman Partners	803,700	3.6%

Caiman Capital is the sole general partner of Caiman Partners and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Caiman Partners beneficially owns.  Caiman Capital, as the sole general partner of Caiman Partners, has the sole power to direct the voting and disposition of the Common Shares that Caiman Partners beneficially owns.  Caiman Management is the managing general partner of Caiman Capital and, accordingly, Caiman Management may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Caiman Capital may be deemed to beneficially own.   Mr. Kahn is the managing member of Caiman Management and, accordingly, Mr. Kahn may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Caiman Management may be deemed to beneficially own.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Statement for each member of the Caiman Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Caiman Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 803,700 Common Shares, constituting approximately 3.6% of the outstanding Common Shares (the percentage of shares owned being based upon 22,435,280 Common Shares outstanding as of August 4, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended June 28, 2008, filed with the Securities and Exchange Commission on August 7, 2008).

            The filing of this Statement and any future amendment by the Caiman Reporting Persons, and the inclusion of information herein and therein with respect to Caiman Capital, Caiman Management and Mr. Kahn, shall not be considered an admission by any of the Caiman Reporting Persons that a “group” exists or that any of the Caiman Reporting Persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of Caiman Management and Mr. Kahn disclaim any beneficial ownership of the Common Shares beneficially owned by Caiman Capital.

To the best knowledge of the Caiman Reporting Persons, except as described in this Statement, none of the Caiman Reporting Persons, any person in control (ultimately or otherwise) of the Caiman Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares.

CUSIP No. 963801105	13D	Page 22 of 24 Pages

The Caiman Reporting Persons have made the following purchase of the Common Shares during the last 60 days in open market broker’s transactions (prices do not include brokerage commissions):

Name	Date	Number of Common Shares		Price Per Common Share

Caiman Partners	October 31, 2008	800,000	(1)	$3.99

Caiman Partners	November 21, 2008	3,700		$3.26

 (1)  On October 31, 2008, these Shares were acquired from an affiliate of Mr. Kahn which had acquired such shares in numerous transactions between February 19, 2008 and October 13, 2008.

(d) and (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

See Item 4 and Item 5.

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of December 8, 2008  (the "Joint Filing Agreement"), pursuant to which they agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference to its entirety in this response to Item 6.

Except for the agreements described in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Biographical Information of Director Nominees.
Exhibit 2	Voting Agreement, dated December 8, 2008.
Exhibit 3	Joint Filing Agreement, dated December 8, 2008.

CUSIP No. 963801105	13D	Page 23 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 10, 2008

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

By: /s/ Nelson Obus
Nelson Obus, Individually

By: /s/ Joshua H. Landes
Joshua H. Landes, Individually

CUSIP No. 963801105	13D	Page 24 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 10, 2008

CAIMAN PARTNERS L.P.

By:	CAIMAN CAPITAL GP, L.P., its general partner

By:	CAIMAN CAPITAL MANAGEMENT LLC,
its managing general partner

	By:	/s/ Brian Kahn
Name: Brian Kahn Title: Managing Member

CAIMAN CAPITAL GP, L.P.

By:	CAIMAN CAPITAL MANAGEMENT LLC,
its managing general partner

	By:	/s/ Brian Kahn
Name: Brian Kahn Title: Managing Member

CAIMAN CAPITAL MANAGEMENT LLC

By:	/s/ Brian Kahn
Name: Brian Kahn Title: Managing Member

/s/ Brian Kahn
Brian Kahn, Individually